May 20, 2005

Mr. Martin F. James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Dear Mr. James,

Thank you for your letter dated April 18, 2005 under which the Staff conducted a review of the Form 10-K of Performance Technologies, Inc. ("the Company") for the fiscal year ended December 31, 2004. Below we have listed the Staff comments along with our responses to each comment.

Item 6 - Selected Financial Data
--------------------------------

1. We note that you present a non-GAAP financial measure. However, it does not appear that your measure complies with the requirements of Item 10(e) of Regulation S-K. Please respond to the following:

       a) We note your measure excludes restructuring charges, which have occurred in each of the last three years and will generally require cash settlement. We also note your measure excludes in-process research and development charges, which occurred in both 2002 and 2004. Finally, we note your measure excludes class action lawsuit settlement costs, which required cash settlement. Explain how you concluded that your presentation is appropriate in light of Item 10(e)(1)(ii)(A) and 10(e)(1)(ii)(B) of Regulation S-K.

                  The Company includes a non-GAAP measure of net income in its annual, quarterly, and certain periodic filings with the SEC. Net income reported on a GAAP basis is adjusted for certain items that the Company believes are non-recurring amounts that are unusual or infrequent in their nature. These adjustments to GAAP net income result in the presentation of a non-GAAP measure of net income. The Company reports this non-GAAP net income measure in order to provide investors with information that is presented on a basis which is consistent with the manner in which the board of directors and management operates the organization. The Company believes that this non-GAAP measure provides a more transparent and enhanced view of the true operations of the Company. The items that have been adjusted to arrive at this non-GAAP net income measure are discussed as follows:

                  Restructuring Charges
                  ---------------------

                  During the past three years, the Company incurred costs related to restructuring efforts. The Company adjusted for these amounts in its non-GAAP net income measure based upon the Company's view of these expenses. Amounts paid related to restructuring are considered to be non-recurring charges that are not expected to continue in future quarters. The board of directors and management do not include restructuring charges in their assessments of the operational performance of the Company or when budgeting or forecasting future periods. Since the Company does not consider these items as recurring operational expenses, they were specifically identified in the determination of the non-GAAP net income measure in order to present financial information to an investor on a basis that is consistent with the Company's view of the operations and financial condition of the Company. Despite this position, the Company recognizes the provisions of Item 10(e)(1)(ii)(A) and also recognizes that these costs are expected to continue through the third quarter 2005. Therefore, in future filings, the Company will no longer adjust for this item in determining its non-GAAP net income measure. This change has been reflected in the Company's most recent filing on Form 10-Q for the three month period ended March 31, 2005.

                  In-process Research and Development
                  -----------------------------------

                  Historically, acquisitions have not been a common occurrence for the Company. Within the past five years, the Company acquired two businesses. Charges resulting from an acquisition, such as in-process research and development costs, are also not common in the Company's history. When considering acquisitions, the potential charge related to in-process research and development is not a measure that management considers in its assessment of an acquisition. In addition, once it is recorded, the amount of a charge does not have an impact on future operational decisions made by the board of directors or management. Amounts recorded for in-process research are not included in budgets or forecasts. Based upon these facts, the Company felt that, despite the occurrence of a charge twice within the last two years, this item should be used in the determination of the non-GAAP net income measure. This determination was made so that investors are able to examine the Company's results on a basis which is consistent with the manner in which management views the Company's financial condition and operates the business.


                  Class action settlement
                  -----------------------

                  Since becoming a public entity, the Company has been subject to one class action lawsuit. This suit was filed in 2000 and resulted in an out of pocket settlement by the Company of $143,000 in 2002. The Company recognizes that under Item 10(e)(1)(ii)(A) this item should not be used in determining the non-GAAP net income measure due to the cash settlement. However, similar to the items described above, when assessing the operating performance of the Company and its financial condition, the potential exposure of this item did not influence key decisions made by management. Management considered this amount to be an unusual, non-recurring charge and did not include the amount in its budgets or forecasts and the amount did not impact decisions made by management. To present financial information to the investor on a basis consistent with management's view; the Company adjusted for this charge when calculating its non-GAAP net income measure for the respective period.

       b) In order to assist the reader in understanding your non-GAAP financial measure, revise future filings to provide a clear reconciliation of the non-GAAP financial measure to the most directly comparable measure calculated in accordance with GAAP.

                  The Company has historically supplied this information through footnotes to the Selected Financial Data table under Item 6. The Company will revise its future filings and will include a clear tabular reconciliation. In its Form 10-Q for the three months ended March 31, 2005, the Company included the following reconciliation:

                                                                         2004
                                                                        ------
                  Net income, GAAP basis                                $1,557
                  Add:  Non-recurring item - In-process research
                    and development costs                                  218
                                                                      ----------
                  Net income, non-GAAP basis                            $1,775
                                                                      ==========

                  In its Form 10-K for 2005, the Company will include a clear tabular reconciliation. As an illustration, the reconciliation for 2004 will be presented as follows:

                                                                         2004
                                                                        ------
                  Net income, GAAP basis                                $2,780
                  Add:  Non-recurring items:
                    Gain on sale of investment in unaffiliated company  (1,169)
                    In-process research and development costs              218
                    Note receivable valuation charge                     3,000
                    Restructuring charges                                  217
                                                                      ----------
                  Total non-recurring items                              2,266
                                                                      ----------
                  Total net income excluding non-recurring items
                    before tax effect of non-recurring items             5,046
                  Tax effect of non-recurring items                     (1,245)
                                                                      ----------
                  Net income, non-GAAP basis                            $3,801
                                                                      ==========

       c) Revise your disclosures in future filings to explain in greater detail the reasons why management believes the presentation of this non-GAAP financial measure provides useful information to investors regarding your financial condition and the results of your operations. You should discuss each of the following, based on the guidance in question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003:

                  o the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

                      In its reporting of the non-GAAP net income measure, the Company adjusts for items that it believes are not expected to recur, are unusual or infrequent in nature, do not influence decision making in operating the business or assessing operating performance and are not included in the Company's budgets or forecasts for future periods. The Company adjusts for these items in its non-GAAP net income measure in order to provide the investor with a more transparent and enhanced view of the Company's true operations. As illustrated below, the Company will revise its future filings to include disclosure related to this requirement.

                  o the economic substance behind management's decision to use such a measure;

                      As noted above, the board of directors and management operate the Company using its non-GAAP net income measure. Items that are adjusted in the non-GAAP measure are not considered in the assessment of the performance of the Company and do not influence future decision making. Management does not expect these expenses to recur and considers them to be unusual or infrequent in their nature. In some cases, the settlement of these charges includes a cash payment. However, even in the event of a future cash payment, budgets and forecasts are not adjusted for these items. For example, the expected settlement of the class action suit in 2002 did not affect the decisions made in that quarter or future quarters.
                      The Company adjusted for this item when calculating its non-GAAP net income measure in order to assess the operating results for that period compared to other historical or future periods. As illustrated below, the Company will revise its future filings to include disclosure related to this requirement.

                  o the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

                      The Company believes that a material limitation of using a non-GAAP net income measure includes the potential implications related to financial covenants under bank lending agreements.

                      In the past, the Company was a party to bank lending agreements whereby certain financial covenants were based upon GAAP measures. Under these types of agreements, the Company could be in violation of certain financial covenants based upon the results for a particular period. The failure of a covenant could affect liquidity.
                      If the results for that period include non-GAAP adjustments, management's exclusion of non-recurring items from its analysis could result in management making decisions to allocate financial resources that may not be available due to the failure of covenants. During the past five years, the Company was in compliance with, or had received a waiver for, all bank covenants. The Company was not a party to any bank lending agreements at December 31, 2004 or 2003.

                      As illustrated below, the Company will revise future filings to include disclosure related to this requirement.

                  o the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

                      Currently, the Company is not a party to any bank lending agreements. As a result, at this point in time, the material limitation described above does affect current decision making. In the future, it is expected that the Company will be able to negotiate terms of bank lending agreements under which financial covenants are calculated using the non-GAAP net income measure utilized by the Company described above. If the Company enters into a bank lending agreement in the future, the Company will disclose the nature and type of the financial covenants. The Company will also disclose the measurement criteria (GAAP or non-GAAP) for the financial covenants and the potential impact on decision making, if any.

                      As illustrated below, the Company will revise future filings to include disclosure related to this requirement.

                  o the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

                      The Company measures its operations utilizing the non-GAAP net income measure described above. The items that are adjusted for in this measure are expected to be non-recurring, are unusual or infrequent in nature, are not considered in the assessment of performance of the Company, and do not influence future decision making. As a result, in order to provide the investor with information that is consistent with management's view of the operation of the business, the Company believes that the items described above should be adjusted in arriving at the non-GAAP net income measure utilized by the Company. The Company believes that this non-GAAP net income measure provides investors with a more transparent and enhanced view of the true operations and financial condition of the Company.

                      The Company will revise future filings to include disclosure of this requirement as described below.

                      As an illustration, in future filings, the Company will provide the following additional disclosure related to its non-GAAP net income measure:

                      The Company believes that its results excluding non-recurring items provide better comparability of its operations. The Company calculates and reports this amount as a non-GAAP measure of net income in the periods presented. The Company believes that the presentation and disclosure of this non-GAAP net income measure provides a view of the operations and financial condition of the Company on the basis in which management operates the Company and the board of directors reviews its results. This non-GAAP net income measure is calculated by adjusting net income reported on a GAAP basis for items that the Company deems to be non-recurring and unusual or infrequent in their nature. The Company adjusts for these non-recurring items as these items are excluded from the Company's operational analysis and budgeting and forecasting functions. The use of this non-GAAP measure by the Company could result in potential limitations related to possible bank lending covenant violations, where certain covenants may be measured on GAAP results. The Company compensates for this potential limitation by attempting to enter into lending agreements under which covenants are calculated utilizing the Company's non-GAAP net income measure. At December 31, 2004, the Company was not a party to any lending arrangements. There can be no assurance that the Company will be successful in its efforts to obtain lending arrangements under which certain covenants are calculated utilizing the non-GAAP net income measure described above.

       d) Please note the disclosures discussed in items (b) and (c) above should also be included in future filings on Form 8-K where you present non-GAAP financial information.

                      The Company noted this comment and will include the appropriate disclosures in its future 8-K filings. In addition, the Company included additional disclosure related to its non-GAAP measure in the Company's Form 10-Q for the three months ended March 31, 2005.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results
-------------------------------------------------------------------------------
of Operations
-------------

Contractual Obligations
-----------------------

2. We note your disclosure of contractual obligations. Please revise your disclosure in future filings to provide the tabular presentation of contractual obligations as required by Item 303(a)(5) of Regulation S-K.

                  The Company will comply with this request in future filings and provide a tabular presentation of its contractual obligations. As an illustration, the 2004 information will be presented as follows:

                                      Payments Due by Period (in thousands)
                                      -------------------------------------
                                                 2006       2009
                                               through    through      After
Contractual Obligations    Total      2005       2008       2011        2011
--------------------------------------------------------------------------------
Operating Leases          $8,246     $1,558     $4,163     $2,329       $196
Purchase Commitments         829        829
                         -------------------------------------------------------
     Total                $9,075     $2,387     $4,163     $2,329       $196


Item 8 - Financial Statements and Supplementary Data
---------------------------------------------------

Note A - Nature of Business and Summary of Significant Accounting Policies
--------------------------------------------------------------------------

Revenue Recognition
-------------------

3. We note your disclosures of your revenue recognition policies here and in your "Critical Accounting Estimates and Assumptions." We have the following comments:

       a) It appears that you have multiple element arrangements. Supplementally tell us your accounting policies as they relate to recognizing revenue on these multiple element arrangements. If you account for any delivered items as a separate unit of accounting, explain how you concluded that there is objective and reliable evidence of the fair value.

                      Revenue related to multiple element arrangements amounted to approximately 2% of total revenue in 2004. On a periodic basis, the Company will enter into arrangements in which the Company is engaged to deliver multiple products to one customer, such as hardware, software, services, and support. In these cases, customers are purchasing existing products and requesting that the Company perform certain development services, primarily custom software development services. The Company accounts for these sales as multiple element arrangements.
                      For these arrangements, the Company notes that the large majority require significant production, modification, or customization of the software. The Company notes the relevant guidance for these arrangements includes Statement of Position (SOP) 97-2 and Emerging Issues Task Force (EITF) Issue No. 00-21. Based upon the guidance provided by EITF 00-21, there are two separate units of accounting under these arrangements, the combination of the hardware, software and services (the "combination"), and the post contract support. This is based upon the fact that each of these accounting units have value to the customer on a standalone basis. The "combination" is considered one unit of accounting due to the fact that the customer is purchasing the combination of the hardware, software and support together to perform certain functions on a combined basis and not purchasing the units separately. The primary service provided under these arrangements is custom software development. These arrangements require significant customization and as a result, the Company does not consider the service to be a separate unit of accounting from the combination. The services may also include installation services. Installation services are not a significant component of these arrangements and these services are included in the combination unit of accounting. The post contract support also has a separate and standalone value to the customer as these contracts allow for telephone support and upgrades over a specified period.

                      The Company has been providing similar combinations of products and support services to customers for over five years and has a well established history of sales of this nature. With this information, the Company is able to determine the fair values for each of the two separate units of accounting based upon the amounts that would be charged for each of these units if they were sold on a standalone basis, using past experience, invoiced amounts, current pricing models (which incorporates periodic competitive pricing reviews) and expected renewal rates.

                      In order to determine proper accounting for the "combination", the Company follows the provisions of SOP 97-2 which states that if modifications to software require significant production, modification, or customization, the arrangements should be accounted for under SOP 81-1. As a result, the Company records revenue for the combination under the provisions of SOP 81-1, utilizing the percentage of completion method as the estimates of costs to complete and the extent of progress toward completion are reasonably dependable. As products or services are delivered, the Company recognizes the appropriate amount of revenue under SOP 81-1 and the terms of the respective arrangement.

                      If an arrangement does not require significant modification, the Company applies the provisions of SOP 97-2 to the arrangement and records revenue as appropriate under those provisions.

                      If the arrangement includes post contract support amounts, those amounts are accounted for under SOP 97-2. Amounts for post contract support are deferred and recognized over the support period based upon the fair value of the service being provided. Fair value is determined using the amounts that would be charged for the service if it were sold on a standalone basis using past experience, invoiced amounts, current pricing models and expected renewal rates of the support.

                      The Company included additional disclosure of its revenue recognition policy in its Critical Accounting Estimates and Assumptions in its Form 10-Q for the three months ended March 31, 2005. The Company will include additional disclosure in its future Form 10-K filings.

       b) It appears some of your sales include software embedded in hardware devices. Supplementally tell us and revise future filings to discuss your revenue recognition policies as it relates to these arrangements. Cite the authoritative literature upon which you based your accounting.

                      The Company embeds two types of software within certain products. One type of software represents fundamental functions that assist with operation of the hardware and the other type represents a more complex set of functions used by the hardware. The first type of software, which includes the fundamental functions, such as software drivers, is used solely in connection with the hardware products and is not sold or marketed separately. The production cost of the fundamental functions is not significant to the total production cost of the product. Based upon these facts, the Company accounts for revenue related to these products under Staff Accounting Bulletin
                      (SAB) No. 104. Under SAB No. 104, revenue is recognized when:

                         o  Persuasive evidence of an arrangement exists
                         o  Delivery has occurred or services have been rendered
                         o The seller's price to the buyer is fixed or determinable, and
                         o  Collectibility is reasonably assured

                      As products are shipped to customers, the Company examines the sales to ensure that the above criteria are met. If all of the above criteria are met, the earnings process is complete and the Company recognizes revenue upon shipment. If they are not met, the Company will defer revenue until such time that all of the above conditions have been met.

                      The second type of embedded software relates to the Company's products whose embedded software is more advanced and provide higher levels of functionality. These hardware products require the software to operate and the software is not used without the hardware. The software is not sold or marketed separately. The Company considers the hardware and the software as one unit and accounts for the sale as one unit of accounting. Upon sale, the customer purchases a license to use the embedded software, subject to the stated terms and conditions. Those terms do not include rights to future software upgrades or enhancements. On occasion, subsequent to a release of software, the Company will discover certain "bugs" within the released software. The Company considers bug fixes as warranty related matters and accounts for those costs accordingly. Software updates released to address bug fixes do not include additional features or enhancements. Based upon the above facts, the Company accounts for this revenue under SAB No. 104 as described above.

                      The Company will revise future filings to provide additional disclosure related to the revenue recognition policy for these products.

       c) We note a portion of your sales are to distributors. Tell us about any special rights these or any other customers may have, including, but not limited to, product return rights, price protection, volume pricing, or product upgrades.

              Revise future filings to discuss these and any other post-shipment obligations in any of your arrangements and the impact they have on your revenue recognition.

                      The Company utilizes distributors on a limited basis. Distributor contracts include the right to return certain percentages of sales by the Company to that distributor within the previous six months based upon sales by the distributor. The Company estimates the amount of potential returns from distributors and maintains a reserve for the possible returns. The reserve for potential returns at December 31, 2004 was less than 2% of current liabilities and less than .2% of total revenue for 2004. There are no other provisions in the distributor agreements for price protection, volume pricing, upgrades, or other similar provisions.

                      The Company included additional disclosure of the distributor rights of return in its Critical Accounting Estimates and Assumptions in its Form 10-Q for the three months ended March 31, 2005. The Company will include additional disclosure in its future Form 10-K filings.


       d) We note that you have deferred revenue. Supplementally, and in future filings, describe the arrangements which lead to deferred revenue, and explain how the deferred revenue will be relieved.

                      The Company offers customers the ability to purchase telephone based technical support and software upgrades (post contract support) for certain products offered by the Company. These arrangements generally are sold for twelve month periods. The Company records these amounts as deferred revenue and recognizes the revenue ratably over the period of the arrangement. The deferred amounts are based upon those amounts billed to customers, or fair value of the services, if materially different from billed amounts.

                      Deferred revenue, from time to time, also includes amounts that have been billed under multiple element arrangements for which the Company has not earned the revenue and therefore the amounts have been deferred. These amounts are relieved as the revenue under these arrangements is earned.

                      The Company included additional disclosure of deferred revenue in its Critical Accounting Estimates and Assumptions in its Form 10-Q for the three months ended March 31, 2005. The Company will include additional disclosure in its future Form 10-K filings.

Note B - Acquisitions
---------------------

4. With respect to your acquisition of the assets and certain liabilities of Mapletree Networks on January 23, 2004, revise future filings to show the allocation of the purchase price to the assets and liabilities of Mapletree.

                  Upon acquiring certain assets and assuming certain liabilities of Mapletree Networks, Inc., the Company performed the significance test under Rule 3-05 of Regulation S-X. Based upon that testing, the acquisition was deemed not to be significant. As the acquisition was not significant under Rule 3-05, the Company concluded that the disclosures for a material acquisition, as described in SFAS No. 141, were not required. However, in its 2004 Form 10-K, the Company elected to disclose certain information related to the acquisition, such as the nature and terms of the transaction and the purchase price. The Company elected to do this in order to provide additional information to the investor such as strategic reasons for the acquisition as well as explain certain fluctuations in its financial statements, such as changes in cash, revenue and expenses. However, the Company did not believe that the acquisition was material under SFAS No. 141 and elected not to disclose the allocation of the purchase price in its Form 10-K for 2004.

5. You state that you acquired certain software development costs. Supplementally tell us how much, if any, was allocated to the software development asset in connection with this acquisition. Also tell us how you determined the amount to be recorded. Revise future filings to address our comment.

                  Upon the recording of the acquisition, the Company allocated approximately $577,000 to capitalized software development. The Company determined this amount by examining the development of each product of Mapletree Networks, Inc. that was being offered for sale at the date of the acquisition. The Company and the Mapletree management team then forecasted future revenues related to each of the products. With that information the Company was able to determine the amount of purchase price, if any, that should be allocated to each of the products being offered at the date of acquisition.
                  The Company also determined the remaining economic lives for the costs capitalized based upon forecasted revenues. The Company will disclose the amount of purchase price allocated to software development costs in its Form 10-K for 2005.

6. We note your disclosure that "the products acquired in this acquisition broaden the Company's product offering to its customers." Supplementally tell us how you concluded that no amounts should be allocated to any identifiable intangible assets such as completed technology.

                  Upon acquiring certain assets and assuming certain liabilities of Mapletree Networks, in addition to the work described above related to capitalized software development costs, the Company performed a review to determine whether any amounts should be allocated to other identifiable intangible assets. This review was conducted under the provisions and guidance of SFAS No.
                  141. The Company's examination included a review of potential intangibles under the following categories: marketing, customers, agreements, contracts and technology (excluding software development costs described above). The Company examined items such as customer lists, sales related agreements, vendor agreements and intellectual property. The Company also examined the operating history of Mapletree Networks in relation to these items. Until the time of acquisition, Mapletree Networks was a privately held start up business. Mapletree Networks incurred substantial losses and its results of operations fluctuated significantly from period to period. Based thereon, the Company believes there were no other intangible assets of value not otherwise identified in the process described above.

7. We note that subsequent to the initial purchase price allocation, approximately $1.7 million of the purchase price was returned to you. Supplementally tell us and revise future filings to disclose how you reflected the amount in your financial statements. If the amount was not recorded as a reduction to the original amount of goodwill recorded, please explain why and support your accounting with reference to appropriate accounting guidance.

                  The return of purchase price of approximately $1.7 million was recorded as a reduction to the original amount of goodwill recorded. The Company disclosed this treatment in its Form 10-Q for the three months ended March 31, 2005 and will include this disclosure in its future Form 10-K filings.

8. Supplementally explain your reasons for not including summary pro forma information as required by paragraph 54 of SFAS 141 or confirm that you will revise future filings, as appropriate, to include the information.

                  As noted above, upon acquiring certain assets and assuming certain liabilities of Mapletree Networks, Inc., the Company performed the significance test under Rule 3-05 of Regulation S-X. Based upon that testing, the acquisition was deemed not to be significant. As the acquisition was not significant under Rule 3-05, the Company concluded that the pro forma disclosures required under paragraph 54 of SFAS No. 141 were not required.

Note N - Income Taxes
---------------------

9. We note from your rate reconciliation that you have tax credits and foreign sales exemptions. Revise future filings to briefly describe the transactions that give rise to your tax credits and foreign sales exemptions. Disclose when the credits and exemptions expire.

                  The Company will revise future filings to disclose that tax credits are generated primarily from research and development efforts in Canada and the foreign sales exemption relates to the Company's extraterritorial income exclusion deduction. The Company will also disclose the expiration dates of these items, as applicable, in future periods.

Note T - Product Revenue
------------------------

10. We note that you have operations outside the United States. Please revise future filings to disclose revenues and long-lived assets by geographic area. Refer to paragraph 38 of SFAS 131.

                  The Company will revise future filings and will disclose revenue from external customers within the United States and outside the United States. If revenue from one individual country is material, the Company shall separately disclose the country and the amount of revenue derived from that country. The Company will also disclose the amount of long-lived assets located within the United States and those amounts located outside of the United States. If material, the Company shall separately disclose the amount of long lived assets located within a foreign country.

                  The Company revised its disclosure in its Form 10-Q for the three months ended March 31, 2005 to conform with the disclosures listed above. The Company will make the necessary disclosures in its future filings on Form 10-K.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding intiated by the Commission or any person under federal securities laws of the United States.

Thank you for your time and attention in this matter. If you require additional information please contact me.



Best Regards,

/s/ Dorrance W. Lamb


Dorrance W. Lamb
Chief Financial Officer

cc:  Donald L. Turrell, Chief Executive Officer, Performance Technologies, Inc.
     E. Mark Rajkowski, Audit Committee Chairman, Performance Technologies, Inc. Edward W. Kay, PricewaterhouseCoopers LLP
     Jeffrey H. Bowen, Harter, Secrest & Emery LLP